UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.     )*
                                             -----

                    GENESIS CAPITAL CORPORATION OF NEVADA. INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37183K 10 6
                         ------------------------------
                                 (CUSIP Number)

                              Robert C. Laskowski
              1001 SW Fifth Avenue, Suite 1300, Portland, OR 97204
                                  503-241-0780
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                October 30, 2001
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 3

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 37183K 10 6                                               Page 2 of 3

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Christopher Astrom
      --------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY
      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      OO
      --------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
      --------------------------------------------------------------------------
                          7)  SOLE VOTING POWER
      NUMBER OF               54,110,309 Common Stock
      SHARES                  --------------------------------------------------
      BENEFICIALLY        8)  SHARED VOTING POWER
      OWNED BY                0
      EACH                    --------------------------------------------------
      REPORTING           9)  SOLE DISPOSITIVE POWER
      PERSON                  54,110,309 Common Stock
      WITH                    --------------------------------------------------
                         10)  SHARED DISPOSITIVE POWER
                              0
      --------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      54,110,309 Common Stock
      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      95% of Common Stock
      --------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                                                    Page 3 of 3
Item 1.  Security and Issuer

         Common Stock

         Genesis Capital Corporation of Nevada. Inc.
         11701 South Freeway Burleson, TX 76028
         Burleson, TX 76028

Item 2.  Identity and Background

         (a)      Christopher Astrom
         (b)      2921 NW 6th Avenue, Miami, FL 3312
         (c)      Vice President of National Residential Properties, Inc.
         (d) Mr. Astrom has not been convicted in any criminal proceeding during the past five years.
         (e) Mr. Astrom has not been a party to a civil proceeding of any kind during the past five years.
         (f)      USA

Item 3.  Source and Amount of Funds or Other Consideration

         Non affiliated private lender.

Item 4.  Purpose of Transaction.

         The purpose of the acquisition was to obtain control of the issuer and subsequently to merge the issuer with a operating entity with an on-going business.

Item 5.  Interest in Securities of the Issuer.

         (a) 54,110,309 shares of common stock representing 95% of the issued and outstanding common stock of the issuer.

         (b)      Sole voting power over common stock.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

         Not applicable.

Item     7. Material to be Filed as Exhibits.

                  None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                    November 2, 2001
                                    --------------------------------
                                               (Date)

                                    /s/CHRISTOPHER ASTROM
                                    ---------------------------------
                                               (Signature)

                                    Christopher Astrom
                                    ----------------------------------
                                               (Name)